

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2024

Motti Farbstein
Chief Executive Officer
Can-Fite BioPharma Ltd.
26 Ben Gurion Street
Ramat Gan 5257346 Israel

>        **Re:  Can-Fite BioPharma Ltd.**
>             **Registration Statement on Form F-1**
>             **Filed August 30, 2024**
>             **File No. 333-281872**

Dear Motti Farbstein:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Chris Edwards at 202-551-6761 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc:     Gary Emmanuel, Esq.